                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 0)*

                       PERRY COUNTY FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   71447Q-10-4
                                 (CUSIP Number)

             Daniel G. O'Donnell, 400 North Fifth Street, Suite 200,
                          St. Charles, Missouri 63301
                                (314)946-9999
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 6, 1999
             (Date of Event Which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 6 Pages


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                                                              Page 2 of 6 Pages
CUSIP No. 71447Q-10-4
          -----------

1.       Names of Reporting Persons:  The Roosevelt Group, L.L.C.

         I.R.S. Identification Nos. of Above Persons (entities only):


2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.     ----------------------------------------------------------------
         b.     ----------------------------------------------------------------

3.       SEC Use Only

         ---------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         WC
         ---------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable
         ---------------------------------------------------------------------

6. Citizenship or Place of Organization: Missouri limited liability company

Number of              7.       Sole Voting Power:  48,740
Shares Beneficially    8.       Shared Voting Power: --------------------------
Owned by Each          9.       Sole Dispositive Power:  48,740
Reporting Person       10.      Shared Dispositive Power: ---------------------
With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         48,740

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         Not Applicable
         ---------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  6.76%

14.      Type of Reporting Person (See Instructions) PN

                                Page 2 of 6 Pages


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                                                              Page 3 of 6 Pages
CUSIP No. 71447Q-10-4
          -----------

1.       Names of Reporting Persons:  Bradshaw Capital Management, L.L.C.

         I.R.S. Identification Nos. of Above Persons (entities only):


2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.       ------------------------------------------------------------
         b.       ------------------------------------------------------------

3.       SEC Use Only

         ---------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         WC
         ---------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable
         ---------------------------------------------------------------------


6.       Citizenship or Place of Organization:  United States citizen

Number of              7.       Sole Voting Power:  48,740
Shares Beneficially    8.       Shared Voting Power: -------------------------
Owned by Each          9.       Sole Dispositive Power:  48,740
Reporting Person       10.      Shared Dispositive Power: --------------------
With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         48,740

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         Not Applicable
         ---------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  6.76%

14.      Type of Reporting Person (See Instructions) PN



                                Page 3 of 6 Pages


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                                                              Page 4 of 6 Pages
CUSIP No. 71447Q-10-4
          -----------


ITEM 1.           SECURITY AND ISSUER
                  -------------------

         a)       Perry County Financial Corporation (the "Issuer")

         b)       The address of the Issuer's principal executive offices is:

                  14 North Jackson St., Perryville, Missouri  63775
                  -------------------------------------------------

ITEM 2.           IDENTITY AND BACKGROUND
                  -----------------------

         REGARDING REPORTING PERSON THE ROOSEVELT GROUP, L.L.C.

         a)       The Roosevelt Group, L.L.C. ("Roosevelt")

         b)       400 North Fifth Street, Suite 200
                  St. Charles, Missouri  63301

         c)       Organized under the laws of the State of Missouri

         d) Roosevelt's principal business is investment in securities of financial institutions

         e) During the last five years, Roosevelt has not been convicted in any criminal proceeding.

         f) During the last five years, Roosevelt has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         REGARDING REPORTING PERSON BRADSHAW CAPITAL MANAGEMENT, L.L.C.

         a)       Bradshaw Capital Management, L.L.C. ("Bradshaw")

         b)       P.O. Box 1972
                  Village of Pinehurst, North Carolina 28370

         c)       Organized under the laws of the State of North Carolina.

         d) Bradshaw's principal business is financial planning and investment management services.

         e) During the last five years, Bradshaw has not been convicted in any criminal proceeding.

                                Page 4 of 6 Pages


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                                                             Page 5 of 6 Pages
CUSIP No. 71447Q-10-4
          -----------


         f) During the last five years, Bradshaw has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
                  -------------------------------------------------

The subject securities were acquired at a cost of $1,017,445.99 using funds paid to Roosevelt as capital contributions by its Members, and funds provided to Bradshaw by its clients for investment.

ITEM 4.           PURPOSE OF TRANSACTION:
                  ----------------------

The Reporting Persons acquired the subject securities for investment purposes at various times between July 23, 1997 and March 31, 1999. Since that time, the Reporting Persons have become concerned over the Issuer's failure to implement its stated plans to increase return on equity, earnings per share and to otherwise increase shareholder value. Accordingly, on or about August 6, 1999, the Reporting Persons decided to take active steps to encourage the Issuer's board of directors and management to execute its strategic plans.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:
                  ------------------------------------

                  AS TO REPORTING PERSON ROOSEVELT

                  a)       Amount beneficially owned: 48,740

                  b)       Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    48,740

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii)    Sole Power to dispose or direct the
                                    disposition of:  48,740

                           (iv) Shared power to dispose or to direct the disposition: -0-

                  c) Transactions in the subject securities within the past 60 days: None

                  AS TO REPORTING PERSON BRADSHAW

                  a)       Amount beneficially owned: 48,740


                                Page 5 of 6 Pages

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                                                             Page 6 of 6 Pages
CUSIP No. 71447Q-10-4
          -----------

                  b) Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    48,740

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii)    Sole Power to dispose or direct the
                                    disposition of: 48,740

                           (iv) Shared power to dispose or to direct the disposition: -0-

                  c) Transactions in the subject securities within the past 60 days: None

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER.
                  -----------------------------------

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------
                  Exhibit 1. Agreement between Roosevelt and Bradshaw regarding joint filing of Schedule 13D


                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                           August 11, 1999
                           -----------------------------------
                           Date

                           THE ROOSEVELT GROUP, L.L.C.

                       By: /s/ Daniel G. O'Donnell
                           -----------------------------------
                           Signature

                           Daniel G. O'Donnell, Secretary
                           -----------------------------------
                           Name/Title

                           August 11, 1999
                           -----------------------------------
                           Date

                           BRADSHAW CAPITAL MANAGEMENT,
                           L.L.C.
                       By: /s/ Stanley J. Bradshaw
                           -----------------------------------
                           Signature

                           Stanley J. Bradshaw, President
                           -----------------------------------
                           Name/Title



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